SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS´S MEETING

HELD ON AUGUST 12, 2014

I. Date, Time and Place: August 12, 2014, at 05:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Board of Directors´ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance:  All the members of the Board of Directors of the Company III. Chairmanship of the Meeting:  Chairman: Mr. Henrique Constantino, who invited me, Claudia Karpat, to act as secretary of the meeting.  IV. Calling Notice:  Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To pass resolutions about the following matters: (a) approval of the Financial Statements of the Company for the second quarter of 2014; (b) partial approval of the increase of the capital stock of the Company; (c) creation of the “Alliances Committee”, and the approval of its Bylaws; (d)  election of the members of the Alliances Committee; (e)  granting the Restricted Shares Awards and Stock Options relating to the fiscal year 2014; and (f) granting of guarantee from the Company to VRG, in order to guarantee the performance of VRG´s obligations under the aircraft lease agreement entered into between VRG and WILMINGTON TRUST SP SERVICES (DUBLIN) LIMITED.   VI. Resolutions: After the necessary explanations were provided, and after detailed examination of the Financial Statements and other documents, the following matters were adopted by unanimous vote: (a) the Financial Statements for the second quarter of 2014, with special review by Ernest & Young Auditores Independentes S.A. (“E&Y”). Accordingly, one copy of the Financial Statements, duly approved and initialed by the chairman and the secretary of the meeting, will be filed with the head-office of the Company and disclosed on the due date; (b) partial approval of the increase in the capital stock of the Company, with the cancellation of two million, five hundred and thirty-one thousand and sixty-six (2,531,066) unsubscribed shares, due to the increase of the capital stock of the Company, as approved by the Board of Directors of the Company Meeting, held on May 28, 2014 (“RCA 28/05/2014”), after the legal term for exercise of the preemptive right and other rights conferred upon the shareholders has elapsed and the conditions set forth in the Notice to the Shareholders published in the State of São Paulo Official Gazette and Economic Journal by the Company on 30th, May, 2014, have been complied with, especially as far as it refers to the partial approval of the increase of the capital stock, as well as considering the investment made by Air France – KLM S.A. (“Air France KLM”) in the amount of one hundred and sixteen million, three hundred and fifty-seven thousand, three hundred and eighty-eight reais (R$ 116,357,388.00), under the terms of the agreement entered into with the Company, by subscription of the preemptive rights for subscription of four million, two hundred and forty-six thousand, six hundred and twenty (4,246,620) preferred shares that were assigned thereto by Fundo de Investimento Volluto (“Volluto”), the controlling shareholder of the Company, as set forth in paragraph 6, art. 171 of the Corporations Act. In consequence of the foregoing approval, and upon subscription of the total amount of one hundred and sixteen million, four hundred and three thousand, thirty-six reais and forty cents (R$ 116,403,036.40) under the capital stock increase, the capital of the Company shall hereinafter be two billion, six hundred and eighteen million, fifty-six thousand and nine reais, and seventy-five cents (R$ 2,618,056,009.75), made up of two hundred and eighty-three million, one hundred and fifteen thousand, eight hundred and six (283,115,806) shares, represented by one hundred and forty-three million, eight hundred and fifty-eight thousand, two hundred and four (143,858,204) common shares and one hundred and thirty-nine million, two hundred and fifty-seven thousand, six hundred and two (139,257,602) preferred shares. The shares now issued are identical to those already existing shares and shall be entitled to the same rights conferred to the other shares of this same kind, including receipt of dividends;

(c) creation of the “Alliances Committee” of the Company, and the approval of its Bylaws, which being now initialed, shall hereinafter read as set forth in Annex I hereto; (d)  election of the following members to the Alliances Committee, for a term of office of one (1) year, counted as from August 12, 2014 (i) Constantino de Oliveira Junior, brazilian, married, businessman, bearer of Identity Card nº 929.100 SEP/DF, enrolled with the CPF/MF under nº 417.942.901-25; (ii)  Henrique Constantino, brazilian, married, businessman, bearer of Identity Card nº 1.022.856 SEP/DF, enrolled with the CPF/MF under nº 443.609.911-34; (iii) Edward H. Bastian, north-american, married, business manager, holder of U.S.A. passport nº 214067455, all of them domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, São Paulo, SP, CEP: 046260-020; and (iv) Camiel Martinus Petrus Eurlings, dutchman, single, engineer, Dutch Passport No.BM19CL583, domiciled at Koninginneweg, 8 – II,1075, CX, Amsterdam, The Netherlands,; (e)  granting of (a) six hundred and fifty-three thousand, one hundred and thirty (653,130) Stock Options referring for fiscal year 2014, under the terms of the Long Term Incentive Plan – Stock Option Plan (“Options”), approved at the Special Shareholders´ Meeting held on October 19, 2012; and (b) eight hundred and four thousand, and seventy-three (804,073) awards, granting the beneficiaries thereof the right to receive Restricted Shares (“Restricted Shares Awards”) referring to fiscal year 2014, under the terms of the Long-Term Incentive Plan – Restricted Shares Plan, approved at the Special Shareholders´ Meeting held on October 19, 2012. The granting date of the Options and of the Restricted Shares Awards for the beneficiaries of each Plan, for all matters, shall be April 30, 2014 (“Granting Date”), as approved by the People Management and Corporate Governance Committee, which also approved the list of beneficiaries with the respective amounts of options and/or restricted shares granted, under the terms of the respective Plans; (f)  granting of guarantee from the Company to VRG, in order to guarantee the performance of VRG´s obligations under the aircraft lease agreement entered into between VRG and WILMINGTON TRUST SP SERVICES (DUBLIN) LIMITED, relating to Boeing aircraft model 737-73V, serial number MSN 30247, with two CFM56-7B22 engines; the Board of Executive Officers being since now authorized to execute any documents relating to this resolution.

VII. Suspension of the Meeting and Drawing-up of these Minutes: After the floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, and which upon reopening of the meeting these minutes were read, checked and signed by the attendees. I hereby certify that this is a free translation of the original minutes that were drawn-up in the proper book.

São Paulo, August 12, 2014.

_____________________________ Henrique Constantino Chairman	_____________________________ Claudia Karpat Secretary

ANNEX I
BYLAWS OF THE ALLIANCES COMMITTEE

Article 1 - The Alliances Committee (“Committee”) is a body that supports the Board of Directors and has the following functions, duties and responsibilities:

(a) suggesting, assessing partnership opportunities, alliances, agreements and possible investments within such context, as may be entered into between the Company and other air carriers, as well as constantly seeking to develop and maximize the benefits from the current partnerships, by optimizing funds and opportunities, among other things, submitting recommendations to the Board of Directors;

(b) preparing and providing to the Board of Directors a summary of review and approval of matters discussed by the Committee;

(c) providing quarterly presentations to the Board of Directors about the matters within their scope of incumbency; and

(d) suggesting matters to the Board of Directors for their examination, review and/or any other action.

Article 2 - The Alliances Committee shall be comprised by at least with three (03) and at most five (5) members, elected by the Board of Directors, of which at least two (02) shall be members of the Board of Directors of the Company, for terms-of-office of one (1) year, reelection being permitted.

Article 3 - The Alliances Committee shall have, among its members, one Secretary, to be selected by mutual agreement at the first meeting after the organization of the Committee, who shall perform his/her duties for a term of office of one (1) year.

Paragraph One — In the case of absence of the Secretary, he/she shall be replaced by any of the other members of the Committee. A President will be designated among the members of the Committee at each meeting.

Paragraph Two — In case of vacancy of the position of the Secretary, a new Secretary shall be elected, whose functions will be exerted until the end of the term-of-office of the replaced Secretary.

Article 4 - The Alliances Committee shall meet, ordinarily, on each quarter, and extraordinarily, whenever called by the Secretary, by his own initiative or upon request of any of the members of the Committee.

Article 5 – A minimum quorum of 2 (two) members will be necessary for the Alliances Committee to validly make resolutions.

Sole Paragraph - In the case of this minimum quorum is not reached, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall take place according to the urgency required by the matter to be discussed.

Article 6 - The meetings of the Alliances Committee shall be called by any written means (fax, letter and/or e-mail), and may be held by telephone conference, videoconference or any other means of electronic communication.

Article 7 – The resolutions by the Alliances Committee shall be made by majority of votes, and a dissenting member may document his/her vote to have it recorded in the Minutes of the respective meeting. In case of tie of votes, a new meeting shall be held, with the attendance of all the members of the Committee, for the matter to be once again submitted to voting and to be decided. The resolutions by the Committee will not be binding on the Company and will be made by way of proposals and suggestions to the Board of Directors.

Article 8 – The minutes shall be drawn-up for all the meetings of the Alliances Committee, which shall be signed by all the members present.

Article 9 - In the first meeting of the Alliances Comittee after its constituion, the Committee shall approve an annual schedule of activities.

Article 10 - Throughhout the meetings, the Alliances Committee, acting as collegiate body, shall be entitled to examine, individually request and review books and other corporate records, being allowed to take notes and remarks, which shall be discussed and decided at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, according to Article 1 above.

Sole Paragraph – The examination of the documents and records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 – Requests, by the Alliances Committee, of information and/or explanations concerning the corporate business shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary of the Alliances Committee.

Article 12 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing secretarial support to the meetings of the Alliances Committee.

Article 13 - The attendance of members of the Alliances Committee to General Shareholders’ Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance. The members of the Alliances Committee shall not be allowed to attend the Meetings of the Board of Directors unless they are members of the Board of Directors of the Company or if they are invited to do so under the terms of this Article 13.

Article 14 - The Alliances Committee may prepare Policies regulating matters within their scope of responsibility, under the terms of Article 1 above, for approval by the Board of Directors.

Article 15 - Matters not expressly provided for herein shall be decided by the Board of Directors.

[Bylaws approved at the Meeting of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A., held on August 12, 2014].

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.